SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934*

(Amendment No. 17)

Biolase, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

411307101

(CUSIP Number)

Larry N. Feinberg
c/o Oracle Investment Management, Inc.
200 Greenwich Avenue
Greenwich, CT 06830
(203) 862-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Jeffrey Hochman, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

November 9, 2017

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 2 of 16 pages

1		NAMES OF REPORTING PERSONS Larry N. Feinberg
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (See Item 5)
	8	SHARED VOTING POWER 20,971,982 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0 (See Item 5)
	10	SHARED DISPOSITIVE POWER 20,971,982 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,971,982* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.66%**
14		TYPE OF REPORTING PERSON (See Instructions) IN

*Includes 2,651,332 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 78,670,705 Shares outstanding, which is the sum of 76,019,373 Shares outstanding as of October 27, 2017, plus 2,651,332 warrants that can currently be exercised.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 3 of 16 pages

1		NAMES OF REPORTING PERSONS Oracle Partners, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 14,496,058 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 14,496,058 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,496,058* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.57%**
14		TYPE OF REPORTING PERSON (See Instructions) PN

* Includes 2,045,412 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 78,064,785 Shares outstanding, which is the sum of 76,019,373 Shares outstanding as of October 27, 2017, plus 2,045,412 warrants that can currently be exercised.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 4 of 16 pages

1		NAMES OF REPORTING PERSONS Oracle Institutional Partners, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,790,871 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,790,871 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,790,871* (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.66%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 317,834 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 76,337,207 Shares outstanding, which is the sum of 76,019,373 Shares outstanding as of October 27, 2017, plus 317,834 warrants that can currently be exercised.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 5 of 16 pages

1		NAMES OF REPORTING PERSONS Oracle Ten Fund Master, LP
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,393,628 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,393,628 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,393,628 (See Item 5)*
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.45%**
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Includes 288,086 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 76,307,459 Shares outstanding, which is the sum of 76,019,373 Shares outstanding as of October 27, 2017, plus 288,086 warrants that can currently be exercised.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 6 of 16 pages

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc. Employees’ Retirement Plan
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 239,425 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 239,425 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,425 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 76,019,373 Shares outstanding as of October 27, 2017.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 7 of 16 pages

1		NAMES OF REPORTING PERSONS The Feinberg Family Foundation
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 52,000 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 52,000 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,000 (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.07%*
14		TYPE OF REPORTING PERSON (See Instructions) PN

* This percentage is based on a total of 76,019,373 Shares outstanding as of October 27, 2017.

SCHEDULE 13D/A
CUSIP No. 411307101	Page 8 of 16 pages

1	NAMES OF REPORTING PERSONS Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0- (See Item 5)
	8	SHARED VOTING POWER 20,680,557 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0- (See Item 5)
	10	SHARED DISPOSITIVE POWER 20,680,557 (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,680,557* (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.29%**
14	TYPE OF REPORTING PERSON (See Instructions) PN

*Includes 2,651,332 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 78,670,705 Shares outstanding, which is the sum of 76,019,373 Shares outstanding as of October 27, 2017, plus 2,651,332 warrants that can currently be exercised.

SCHEDULE 13D/A
CUSIP No. 411307101		Page 9 of 16 pages

1		NAMES OF REPORTING PERSONS Oracle Investment Management, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 20,919,982 (See Item 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 20,919,982 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,919,982 * (See Item 5)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.42%**
14		TYPE OF REPORTING PERSON (See Instructions) CO

*Includes 2,651,332 Shares issuable upon exercise of warrants.
** This percentage is based on a total of 78,670,705 Shares outstanding, which is the sum of 76,019,373 Shares outstanding as of October 27, 2017, plus 2,651,332 warrants that can currently be exercised.

This Amendment No. 17 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission on November 22, 2013, as previously amended by Amendment No. 1, filed on December 20, 2013, Amendment No. 2, filed on February 13, 2014, Amendment No. 3, filed on March 11, 2014, Amendment No. 4, filed on March 12, 2014, Amendment No. 5, filed on May 15, 2014, Amendment No. 6, filed on June 2, 2014, Amendment No. 7 filed on July 9, 2014, Amendment No. 8, filed on July 9, 2014, Amendment No. 9, filed on November 7, 2014, Amendment No. 10, filed on March 9, 2015, Amendment No. 11, filed on November 12, 2015, Amendment No. 12, filed on August 3, 2016, Amendment No. 13, filed on October 6, 2016, Amendment No. 14, filed on April 21, 2017, Amendment No. 15, filed on July 5, 2017 and Amendment No. 16, filed on August 22, 2017 (the “Original Schedule 13D,” and collectively with the Amendments, the “Statement”) with respect to the shares of common stock par value $0.001 per share (“Shares”) of Biolase, Inc. (the “Issuer”), whose principal executive offices are located at 4 Cromwell, Irvine, CA 92618.
Item 4.  Purpose of Transaction.
Item 4 of the Statement is hereby supplemented as follows:
On September 29, 2017, the Issuer announced plans for a pro rata rights offering (the “Rights Offering”) of non-transferable subscription rights (“Rights”) to holders of Shares. On October 30, 2017, the Issuer set the record date for the Rights Offering as of 5:00 p.m. Eastern Time on November 8, 2017.  The Rights, as determined by the Issuer on November 8, 2017, entitle their holders, including the Reporting Persons who are record holders of Shares as of such record date, to purchase up to an aggregate of 26,302,703 Shares at a subscription price of $0.456 per Share, (“basic subscription right”), subject to certain limitations.  The Rights Offering also included an oversubscription privilege, which entitled the holders of Rights who fully exercised their basic subscription right to purchase, subject to certain limitations and subject to allotment, a portion of the unsubscribed Shares at the same subscription price of $0.456 per share (“over-subscription privilege”).  At any time prior to the Rights Offering closing date, the Issuer may in its sole discretion withdraw or terminate the Rights Offering.
In addition, on November 9, 2017, in connection with the Rights Offering, the Oracle Parties entered into that certain November 2017 Standstill Amendment (defined below), discussed in more detail in Item 6, below.
In connection with the Rights Offering, on September 26, 2017, Partners, Institutional Partners and Ten Fund entered into a commitment letter (the “Commitment Letter”) with the Issuer pursuant to which such persons agreed to exercise their respective basic subscription rights as well as exercise their over-subscription privilege pursuant to the Rights Offering in an amount not less than $3,000,000.  Any Shares purchased in connection with the transactions described in the Commitment Letter will be purchased directly from the Issuer on a private basis and are not being registered under the Securities Act of 1933.
The summary contained herein of the Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of such document and is incorporated by reference herein.  The Commitment Letter is included as Exhibit 3 to this Amendment No. 17.

Item 5.  Interest in Securities of the Issuer.
Item 5 of the Statement is hereby amended and restated as follows:
This aggregate percentage of Shares reported owned by each person named herein is the sum of 76,019,373 Shares outstanding as of October 27, 2017, as reported in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on November 1, 2017, plus the following number of  Shares currently issuable upon the exercise of warrants: (i) in the case of Mr. Larry Feinberg, General Partner and Manager (as defined below), 2,651,332, (ii) in the case of Partners (as defined below) 2,045,412, (iii) in the case of Institutional Partners (as defined below), 317,834, and (iv) in the case of Ten Fund (as defined below), 288,086. Previous warrants for an aggregate of 1,344,276 Shares held by the Reporting Persons expired on November 7, 2017, without being exercised. The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or a group.

(a, b) Partners

As of the date hereof, Oracle Partners, L.P. (“Partners”) may be deemed to be the beneficial owner of 14,496,058 Shares, constituting approximately 18.57% of the Shares outstanding.
Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 14,496,058 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 14,496,058 Shares.

(a, b) Institutional Partners

As of the date hereof, Oracle Institutional Partners, LP (“Institutional Partners”) may be deemed to be the beneficial owner of 2,790,871 Shares, constituting approximately 3.66% of the Shares outstanding.
Institutional Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 2,790,871 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 2,790,871 Shares.

(a, b) Ten Fund

As of the date hereof, Oracle Ten Fund Master, LP (“Ten Fund”) may be deemed to be the beneficial owner of 3,393,628 Shares, constituting approximately 4.45% of the Shares outstanding.
Ten Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 3,393,628 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 3,393,628 Shares.

(a, b) Retirement

As of the date hereof, Oracle Investment Management, Inc. Employees’ Retirement Plan (“Retirement”) may be deemed to be the beneficial owner of 239,425 Shares, constituting approximately 0.3% of the Shares outstanding.
Retirement has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 239,425 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 239,425 Shares.

(a, b) Foundation

As of the date hereof, Feinberg Family Foundation (“Foundation”) may be deemed to be the beneficial owner of 52,000 Shares, constituting approximately 0.07% of the Shares outstanding.

Foundation has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 52,000 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 52,000 Shares.
(a, b) General Partner

Oracle Associates, LLC (“General Partner”), as the general partner of Partners, Institutional Partners, and Ten Fund, may be deemed to be the indirect beneficial owner of 20,680,557 Shares held in Partners, Institutional Partners and Ten Fund, constituting approximately 26.29% of the Shares outstanding.
General Partner has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,680,557 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,680,557 Shares.

(a, b) Manager

Oracle Investment Management, Inc. (“Manager”), as the investment manager of Partners, Institutional Partners, Ten Fund and Retirement, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Partners, Institutional Partners, Ten Fund and Retirement. As of the date hereof, Manager may be deemed to be the beneficial owner of 20,919,982 Shares, constituting approximately 27.42% of the Shares outstanding.
Manager has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,919,982 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,919,982 Shares.

(a, b) Larry Feinberg
Mr. Feinberg serves as the managing member of the General Partner, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by General Partner. Mr. Feinberg is the sole shareholder and president of the Manager, and accordingly, may be deemed to be the beneficial owner of the Shares beneficially owned by Manager. Mr. Feinberg serves as the Trustee of the Foundation, and accordingly, may be deemed to be the indirect beneficial owner of the Shares beneficially owned by Foundation. As of the date hereof, Mr. Feinberg may be deemed to be the beneficial owner of 20,971,982 Shares, constituting approximately 26.67% of the Shares outstanding.
Mr. Feinberg has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 20,971,982 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 20,971,982 Shares.

c)	As of the date hereof, no transaction in the Shares had been effected by the Reporting Persons within the past 60 days.
d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Statement is hereby supplemented as follows:
As described in Item 4 above, on September 26, 2017, Partners, Institutional Partners and Ten Fund entered into the Commitment Letter with the Issuer in connection with the Rights Offering.
On November 9, 2017, the Oracle Parties entered into an amendment (the “November 2017 Standstill Amendment”) to the Standstill Agreement disclosed in Amendment No. 11, as amended by the Amendment, as disclosed in Amendment No. 12 (the “Amended Standstill Amendment”), pursuant to which, effective of the Rights Offering closing, the November 2017 Standstill Amendment increased the ownership limit under the Amended Standstill Agreement from 30% to 41% such that, pursuant to the Standstill Agreement, as amended, each of the Reporting Persons has agreed with respect to itself and its associates and affiliates, among other things, not to purchase or acquire any Shares if such a purchase would result in aggregate beneficial ownership by it and its affiliates and associates in excess of 41% of the issued and outstanding Shares.
The summary contained herein of the November 2017 Standstill Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of such document and is incorporated by reference herein.  The November 2017 Standstill Amendment is included as Exhibit 4 to this Amendment No. 17.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended by the addition of the following:

Exhibit 3
Commitment Letter, dated September 26, 2017, between each of Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund Master, L.P. and Biolase, Inc., incorporated by reference to Exhibit 10.23 of the Issuer’s Registration Statement on Form S-1, filed on September 29, 2017.

Exhibit 4
Amendment to Standstill Agreement, dated November 9, 2017, by and among Larry N. Feinberg, Oracle Partners, L.P., Oracle Institutional Partners, L.P., Oracle Ten Fund master, L.P., Oracle Associates, LLC, Oracle Investment Management, Inc. and Biolase, Inc., incorporated by reference to Exhibit 99.2 of the Issuer’s Current Report on Form 8-K, filed on November 9, 2017.

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2017	ORACLE PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: November 9, 2017	ORACLE TEN FUND MASTER, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: November 9, 2017	ORACLE INSTITUTIONAL PARTNERS, LP By: ORACLE ASSOCIATES, LLC, its general partner By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: November 9, 2017	ORACLE INVESTMENT MANAGEMENT, INC. EMPLOYEES’ RETIREMENT PLAN By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee

Dated: November 9, 2017	ORACLE ASSOCIATES, LLC By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Managing Member
Dated: November 9, 2017	ORACLE INVESTMENT MANAGEMENT, INC. By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: President and Director
Dated: November 9, 2017	THE FEINBERG FAMILY FOUNDATION By: /s/ Larry N. Feinberg Name: Larry N. Feinberg Title: Trustee
Dated: November 9, 2017	LARRY N. FEINBERG /s/ Larry N. Feinberg